ELECTROVAYA INC.

Dear Shareholder:

As a registered or non-registered shareholder of **Electrovaya Inc.,** you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, TSX Trust Company.

As long as you remain a registered or non-registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact TSX Trust Company by phone at 1-800-387-0825 or (416) 682-3860 or at: *shareholderinquiries@tmx.com*

We encourage you to submit your request online at:
services.tsxtrust.com/financialstatements

Company Code Number: 1600A

NOTE: Do not return this card by mail if you have submitted your request online.

REQUEST FOR FINANCIAL STATEMENTS

TO: TSX Trust Company
Please add my name to the Supplemental Mailing List for **Electrovaya Inc.** and send me their financial statements as indicated below:

Interim Financial Statements ☐
Annual Financial Statements ☐

(Please Print)

Name ____________________________

Address __________________________

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Postal Code/Zip Code ______________